[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

September 7, 2018

VIA EDGAR

David L. Orlic

Division of Investment Management

Disclosure Review Office

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	The Gabelli Global Financial Services Fund
(File Nos. 33-41913 & 811-06367)

Dear Mr. Orlic:

Thank you for your oral comments provided on August 23, 2018, regarding your review of Post-Effective Amendment No. 47 to the registration statement on Form N-1A filed on June 13, 2018 (the “Registration Statement”) by Gabelli Equity Series Funds, Inc. (the “Company”) on behalf of its series, The Gabelli Global Financial Services Fund (the “Fund”), with the U.S. Securities and Exchange Commission. The Company has considered your comments and authorized us to respond on its behalf as set forth below. Changes will be reflected in Post-Effective Amendment No. 49 (the “Amendment”) to the Registration Statement, which the Company intends to file pursuant to Rule 485(b) after you have reviewed the responses contained herein.

Your oral comments are summarized in bold to the best of our understanding, followed by the Fund’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

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David L. Orlic

September 7, 2018

Comments and Responses

1.	Under “Fixed Income Securities Risk,” as provided in Appendix G to your letter dated August 21, 2018 (the “Letter”), please provide an example of “duration.”

The Company will provide the requested example in the Prospectus, under “Investment Objectives, Investment Strategies, and Related Risks,” as underlined below:

Duration and Maturity Risk. In comparison to maturity (which is the date on which the issuer of a debt instrument is obligated to repay the principal amount), duration is a measure of the price volatility of a debt instrument as a result in changes in market rates of interest, based on the weighted average timing of the instrument’s expected principal and interest payments. Duration can be a useful tool to estimate anticipated price changes to a fixed pool of income securities associated with changes in interest rates. For example, a duration of five years means that a 1% decrease in interest rates will increase the NAV of the portfolio by approximately 5%; if interest rates increase by 1%, the NAV will decrease by approximately 5%. In general, a portfolio of securities with a longer duration can be expected to be more sensitive to interest rate changes than a portfolio with a shorter duration. The Fund may incur costs in seeking to adjust the portfolio average duration or maturity. There can be no assurance that the Investment Adviser’s assessment of current and projected market conditions will be correct or that any strategy to adjust duration or maturity will be successful at any given time.

2.

Footnote 1 under “Fees and Expenses of the Fund” states that the Fund has agreed, “during the two year period following the year of any such waiver or reimbursement by the Adviser, to repay such amount…” and also states that “[t]he Fund will carry forward, for a period not to exceed three years from the date that an amount is waived, any fees in excess of the expense limitation and repay the Adviser such amount provided the Fund is able to do so without exceeding the lesser of (1) the expense limit in effect at the time of the waiver or reimbursement, as applicable, or (2) the expense limit in effect at the time of recoupment.” Please delete the reference to “a period not to exceed three years from the date that an amount is waived” from the second referenced sentence, and include the second referenced sentence, as revised, under “Management of the Fund” in the Prospectus.

The Company will make the requested changes.

David L. Orlic

September 7, 2018

3.

Please revise the Company’s proposed response to Comment 18, as provided in the Letter, to specifically identify the financial intermediaries whose investors receive the referenced sales load waiver, or to reflect that all customers of financial intermediaries receive such waiver. See Mutual Fund Fee Structures, IM Guidance Update No. 2016-06 (December 2016).

The Company will revise the referenced disclosure as follows:

Class A shares of the Fund may be offered without a sales charge to: . . . (8) financial institutions purchasing Class A shares of the Fund for clients participating in a fee based asset allocation program or wrap fee program; and (9) . . .

The Company believes the foregoing revision addresses the staff’s comment since an investor will know whether he, she or it participates in a fee based asset allocation program or a wrap fee program.

4.

In light of the removal of real estate from the GICS “financials” sector, please provide additional support for the Company’s inclusion of real estate among the services so identified as “financial services.” Alternatively, please remove real estate from the list of services identified as “financial services” throughout the Registration Statement.

The Company will remove real estate from the list of services identified as “financial services” throughout the Registration Statement.

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Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon